Exhibit 1.01

ART’S-WAY MANUFACTURING CO., INC.

Conflict Minerals Report

For the reporting period from January 1, 2024 to December 31, 2024

This Conflict Minerals Report (the “Report”) of Art’s-Way Manufacturing Co., Inc. (the “Company,” “we,” “our,” and “us”) has been prepared by our management on a consolidated basis pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Period”).

The Rule requires disclosure of certain information when a registrant manufactures, or contracts to manufacture, products and the minerals specified in the Rule are necessary to the functionality or production of these products. The specified minerals, which are referred to herein as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

If a registrant knows or has reason to believe that any of the Conflict Minerals necessary to the functionality or production of its products may have originated in the Covered Countries, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the Securities and Exchange Commission (the “SEC”) that includes a description of those due diligence measures.

Company Summary

We began operations as a farm equipment manufacturer in 1956. Since that time, we have become a worldwide manufacturer of agricultural equipment and specialized modular science buildings. Our principal manufacturing plant is located in Armstrong, Iowa.

For the Reporting Period, our business was organized into two operating segments:

●	Our agricultural products segment manufactures and distributes farm equipment under our own and private labels.

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Our modular buildings segment manufactures modular buildings for various uses, commonly animal containment and research laboratories, through our wholly-owned subsidiary, Art’s-Way Scientific, Inc., an Iowa corporation.

Description of the Company’s Products Covered by this Report

This Report relates to products (a) that we manufactured or contracted to be manufactured, (b) for which the manufacturing was completed during the Reporting Period, and (c) for which Conflict Minerals are necessary to the functionality or production of such products.

Reasonable Country of Origin Inquiry (“RCOI”)

The Company’s RCOI included:

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Reviewing a list of its suppliers and products to identify merchandise the Company may have contracted to manufacture that may include conflict minerals that could be reasonably expected to be necessary to the functionality or production of the product;

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Conducting a supply chain survey of identified suppliers and products, using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template, to identify conflict mineral sourcing information; and

●	Evaluating and following up on information received.

As a result of the measures and inquiries described above, the Company determined that none of the responses received reflected the use of conflict minerals from the Covered Countries, and no specific responses were noted that raised question regarding the validity of such responses. The Company is also not aware of any concerns associated with non-responding suppliers as relates to this determination.